Exhibit B

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 15th day of January, 2004 by and among PRB TRANSPORTATION, INC., a Nevada corporation (the "Company"), Robert W. Wright (“Wright”), Kevin Norris (“Norris”) and JMGG Partners Ltd., California limited partnership (the "Investor").

RECITALS

WHEREAS, the Company is a newly organized Nevada corporation with limited assets;

WHEREAS, the Company has two shareholders, Wright and Norris, each of whom owns 800,000 shares of Common Stock (the “Wright Shares” and the “Norris  Shares”, respectively) and who together own 100% of the outstanding common stock of the Company as of this date;

WHEREAS, the Company currently is negotiating to acquire TOP Gathering LLC, a Colorado limited liability company (“TOP”), or the assets and business of TOP (the “Business”);

WHEREAS, the Business consists principally of a 4.5 mile pipeline and gas gathering system, together with certain contracts and related equipment and facilities, mainly located in Campbell County, Wyoming;

WHEREAS, an affiliate of Norris is a member and acts as a manager of TOP;

WHEREAS, Norris has extensive knowledge and experience in the business of acquiring and operating pipelines and gas gathering systems;

WHEREAS, the Company desires to sell to the Investor, and the Investor desires to purchase from the Company: 2,400,000 shares of the Company's Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Stock") for an aggregate cash consideration of $5,000,000;

WHEREAS, the Company will utilize the proceeds from the sale of the Series A Stock to acquire TOP or the Business, and will also utilize those proceeds for working capital and for other valid corporate purposes; and

WHEREAS, Wright and Norris desire to provide Investor with additional assurances and inducements, as hereinafter set forth, regarding the going concern value of the Business and the opportunity to acquire the Series A Stock.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.

AUTHORIZATION AND SALE OF SECURITIES.

1.1

Authorization.  As of the Closing (as defined in Section 1.3 below), the Company (i) shall have taken all necessary action to adopt: (a) the Articles of Incorporation attached hereto as Exhibit A (the "Articles"); (b) the Certificate of Designation attached hereto as Exhibit B, setting forth the rights, preferences, privileges and restrictions of the holders of the Series A Stock, including the right to receive a 10% cumulative preferred dividend per annum, payable quarterly accruing as of January 15, 2004 (the "Certificate of Designation"); and (c) the Bylaws attached hereto as Exhibit C (the "Bylaws"); and (ii) shall have authorized the issuance and reservation for issuance (as applicable) pursuant to the terms and conditions of this Agreement, of: (a) the 2,400,000 shares of Series A Stock to be purchased by the Investor at the Closing (the "Purchased Shares"); and (b) the Company's common stock, $.001 par value per share (the "Common Stock"), issuable upon conversion of the Purchased Shares (the "Conversion Shares").

1.2

Purchase and Sale of Securities.  At the Closing, the Company shall sell to the Investor, and the Investor shall purchase from the Company, the Purchased Shares, for an aggregate purchase price of Five Million Dollars ($5,000,000)(the "Purchase Price").

1.3

Closing.  The closing of the purchase and sale of the Purchased Shares  will take place at the offices of Resch Polster Alpert & Berger LLP, counsel to the Investor, at 10390 Santa Monica Boulevard, 4th Floor, Los Angeles, California at 9:00 a.m. Los Angeles Time, on February ___, 2004 or at such other time and place as the Company and the Investor mutually agree upon (which time and place are referred to in this Agreement as the "Closing").  At the Closing: (i) the Company shall issue and deliver to the Investor a duly-executed certificate representing the Purchased Shares and (ii) the Investor shall pay to the Company the Purchase Price by certified check or wire transfer of same day funds.

2.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY.   The Company hereby represents and warrants to the Investor that the statements in the following paragraphs of this Section 2 are all true and correct:

2.1

Organization, Good Standing and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.  Except as set forth on Schedule 2.1, the Company is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations.

2.2

Capitalization.   Immediately prior to the Closing, the capitalization of the Company will consist of the following:

(a)

Capital Stock.   The Company has authorized and

issued the capital stock set forth on Schedule 2.2(a), which schedule lists all the certificate numbers in sequential order, the dates of issuance, the names of holders, and the number of shares held.

(b)

Options, Warrants, Reserved Shares.   Except as set forth on Schedule 2.2(b), there are not outstanding any options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from the Company of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company's capital stock.  Except as set forth on Schedule 2.2(b), no shares of the Company's outstanding capital stock, or stock issuable upon exercise or exchange of any outstanding options, warrants or rights, or other stock issuable by the Company, are subject to any rights of first refusal or other rights to purchase such stock (whether in favor of the Company or any other person), pursuant to any agreement or commitment of the Company.

(c)

Outstanding Security Holders.   Attached to this Agreement as Schedule 2.2(a) is a true and complete list of all outstanding shareholders, option holders, warrant holders, convertible note holders and other security holders of the Company.

2.3

Subsidiaries.   The Company is newly formed, and intends to acquire all of TOP or the Business, and other gas gathering and gas transportation systems. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

2.4

Due Authorization.   All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under this Agreement, and the authorization, issuance, reservation for issuance and delivery of the Purchased Shares and the Conversion Shares has been taken or will be taken prior to the Closing, and this Agreement constitutes, and the Related Agreements when executed will constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.

2.5

Valid Issuance of Stock.

(a)

The Purchased Shares, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration provided for herein, will be duly and validly issued, fully paid and nonassessable.  The Conversion Shares have been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Articles and Certificate of Designation, will be duly and validly issued, fully paid and nonassessable.

(b)

Based in part on the representations made by the Investor in Section 3 hereof, the Purchased Shares and the Conversion Shares will be issued pursuant to an exemption from or in full compliance with the registration and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended (the "1933 Act") and the registration and qualification requirements of all applicable securities laws of the states of the United States, including, without limitation, Nevada and California; provided that, with respect to the Conversion Shares, no commission or other remuneration is paid or given, directly or indirectly, for soliciting the issuance of: the Conversion Shares upon the conversion of the Purchased Shares and no additional consideration is paid for the Conversion Shares other than (in the case of the Conversion Shares) surrender of the applicable Purchased Shares upon conversion thereof in accordance with the Articles and the Certificate of Designation.

(c)

The outstanding shares of the capital stock of the Company are duly and validly issued, fully paid and nonassessable, and such shares of such capital stock, and all outstanding options, warrants, convertible notes and other securities of the Company, have been issued in full compliance with the registration and prospectus delivery requirements of the 1933 Act or in compliance with applicable exemptions therefrom, the registration and qualification requirements of all applicable securities laws of the states of the United States and all other provisions of applicable securities laws of the states of the United States, including, without limitation, anti-fraud provisions.

2.6

Governmental Consents.   No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement and the Related Agreements, except for: such qualifications or filings under the 1933 Act and the regulations thereunder and all other applicable securities laws of the states of the United States (including, without limitation, , Nevada and California) as may be required in connection with the transactions contemplated by this Agreement.  All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made by the Company within the time prescribed by law.

2.7

Litigation.   There is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending (or, to the best of the Company's knowledge, currently threatened) against the Company, its activities, properties or assets or, to the best of the Company's knowledge, against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company.  To the best of the Company's knowledge, there is no factual or legal basis for any such Action that might result, individually or in the aggregate, in any material adverse change in the business, properties, assets, financial condition, affairs or prospects of the Company.  By way of example but not by way of limitation, there are no Actions pending or, to the best of the Company's knowledge, threatened (or any basis therefor known to the Company) relating to the prior employment of any of the Company's employees or consultants (including without limitation, Kevin Norris, entities affiliated with him, Robert W. Wright and entities affiliated with him), their use in connection with the Company's business of any information, technology or techniques allegedly proprietary to any of their former employers, clients, affiliates, associates or other parties, or their obligations under any agreements with prior employers, clients or other parties.  The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality and there is no Action by the Company currently pending or which the Company intends to initiate.

2.8

Invention Assignment and Confidentiality Agreement.   Each employee, officer, consultant and contractor of the Company shall have entered into and executed an Invention Assignment and Confidentiality Agreement, or an employment or consulting agreement containing substantially similar terms, pursuant to which such persons shall assign to the Company all rights in any Proprietary Assets (as defined in Section 2.9 below) and have agreed not to disclose information related to such Proprietary Assets and other confidential information of the Company with terms acceptable to the Investor in its sole and absolute discretion.

2.9

Status of Proprietary Assets.

(a)

Ownership.  After the Company acquires TOP and proceeds to implement its business plan it shall have full title and ownership of, or may acquire license to, all patents, patent applications, trademarks, service marks, trade names, copyrights, moral rights, trade secrets, confidential and proprietary information, compositions of matter, formulas, designs, proprietary rights, know-how and processes (all of the foregoing collectively hereinafter referred to as the "Proprietary Assets") necessary to enable it to carry on its business as now conducted and as presently proposed to be conducted without any conflict with or infringement of the rights of others.  A true and complete list of all the Company's Proprietary Assets is set forth on Schedule 2.9 to this Agreement.  No third party has any ownership right, title, interest, claim in or lien on any of the Company's Proprietary Assets and the Company has taken, and in the future the Company will use its best efforts to take, all steps reasonably necessary to preserve its legal rights in, and the secrecy of, all its Proprietary Assets, except those for which disclosure is required for legitimate business or legal reasons.

(b)

Licenses; Other Agreements.  The Company has not granted, and, to the best of the Company's knowledge, there are not outstanding, any options, licenses or agreements of any kind relating to any Proprietary Asset of the Company, nor is the Company bound by or a party to any option, license or agreement of any kind with respect to any of its Proprietary Assets.  Except as set forth on Schedule 2.9 to this Agreement the Company is not obligated to pay any royalties or other payments to third parties with respect to the conduct or proposed conduct of the Company’s business

(c)

No Infringement.  To the best of the Company's knowledge, the Company has not violated or infringed, and is not currently violating or infringing, and the Company has not received any communications alleging that the Company (or any of its employees or consultants) has violated or infringed or, by conducting its business as proposed, would violate or infringe, any Proprietary Asset of any other person or entity.

(d)

No Breach by Employee.  Except as may be set forth on a schedule to this Agreement, the Company is not aware that any employee or consultant of the Company or any proposed employee or consultant of the Company is obligated under any agreement (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any court or administrative agency, or any other restriction that would interfere with the use of his or her best efforts to carry out his or her duties for the Company or to promote the interests of the Company or that would conflict with the Company's business as proposed to be conducted.  The carrying on of the Company's business by the employees, consultants and contractors of the Company and the conduct of the Company's business as presently proposed, will not, to the best of the Company's knowledge, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees or contractors or the Company is now obligated.  The Company does not believe it is or will be necessary to utilize any inventions of any employees of the Company (or persons the Company currently intends to hire) made prior to their employment by the Company.  At no time during the conception of or reduction of any of the Company's Proprietary Assets to practice was any developer, inventor or other contributor to such patents operating under any grants from any governmental entity or agency or private source, performing research sponsored by any governmental entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company's rights in such Proprietary Assets.

2.10

Compliance with Law and Charter Documents.

(a)

The Company is not in violation or default of any provisions of the Articles or Bylaws, both as amended, and to the best of the Company's knowledge, except for any violations that individually and in the aggregate would have no material adverse impact on the Company's business, the Company is in compliance with all applicable statutes, laws, regulations and executive orders of the United States of America and all states, foreign countries or other governmental bodies and agencies having jurisdiction over the Company's business or properties.

(b)

The Company has not received any notice of any violation of such statutes, laws, regulations or orders which has not been remedied prior to the date hereof.  The execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby or thereby will not result in any such violation or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a default under the Articles or Bylaws, or any agreement or contract of the Company, or, to the best of the Company's knowledge, a violation of any statutes, laws, regulations or orders, or an event which results in the creation of any lien, charge or encumbrance upon any asset of the Company.

2.11

Contracts.

(a)

List of Contracts.  Attached to this Agreement as Schedule 2.11 is a true and complete list of all agreements, contracts, leases, licenses, instruments and commitments (oral or written) to which the Company is a party or is bound (other than any such agreements under which the Company is obligated to make a payment of money in the amount of, or deliver goods or perform services having a value of $5,000 or less) ("Contracts").

(b)

No Breach.  The Company has not breached, nor does the Company have any knowledge of any claim or threat that the Company or any of its common stock holders has breached, any term or condition of (i) any Contract, or (ii) any other agreement, contract, lease, license, instrument or commitment that, individually or in the aggregate, would have a material adverse effect on the business, properties, financial condition, results of operations or affairs or prospects of the Company.  Each Contract set forth on Schedule 2.11 is in full force and effect and, to the Company's knowledge, no other party to such Contract is in default thereunder.  The Company is not a party to any agreement that restricts its ability to market or sell any of its products (whether by territorial restriction or otherwise).

2.12

Registration Rights.  The Company has not granted or agreed to grant to any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered with the United States Securities and Exchange Commission ("SEC") or any other governmental authority.

2.13

Articles; Bylaws.  Attached hereto as Exhibit A, Exhibit B  and Exhibit C are true and complete copies of the Company's Articles, Certificate of Designation and Bylaws, respectively.

2.14

Minute Books.  The minute books of the Company previously provided to the Investor, contain a complete summary of all meetings, consents and actions of the board of directors and the shareholders of the Company since the time of its incorporation, accurately reflecting all transactions referred to in such minutes in all material respects.

2.15

Title to Property and Assets.  The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances, security interests and claims except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company.  With respect to the property and assets it leases, the Company is in compliance with such leases and, to the best of the Company's knowledge, the Company holds valid leasehold interests in such assets free of any liens, encumbrances, security interests or claims of any party other than the lessors of such property and assets.

2.16

Board Size.

(a)

Prior to the Closing, the Board of Directors of the Company consists of the five (5) members listed on Schedule 2.16(a).

(b)

As set forth in the Articles and the Certificate of Designation, the Investor has the right, as a holder of Series A Stock to designate three (3) members of the Board of Directors.  The Investor will also have the right to designate 60% of the members to each of the Executive Committee, the Audit Committee, the Compensation Committee or any other committee of the Board of Directors, if and when such committees are constituted.

2.17

Special Voting Rights.  The Investor, as a holder of Series A Stock, shall be entitled to special board and shareholder voting rights set forth in the Certificate of Designation and the Bylaws.

2.18

Financial Statements and Audits  Following the Closing, the Company agrees to have an independent certified public accounting firm, reasonably acceptable to the Investor, prepare audited annual financial statements.

2.19

Certain Actions.  As of the date of this Agreement and exclusive of costs and expenses incurred in connection with the acquisition of TOP or the Business or except as set forth in Schedule 2.11, the Company has not and as of Closing will not have (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock; (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $5,000 or in excess of $20,000 in the aggregate; (iii) made any loans or advances to any person, other than ordinary advances for travel expenses; (iv) sold, exchanged or otherwise disposed of any material assets or rights other than the sale of inventory in the ordinary course of its business; or (v) entered into any transactions with any of its officers, directors or employees or any entity controlled by any of such individuals (except to the extent that entities affiliated with Norris may own interests in TOP).

2.20

Activities .  As of the date of this Agreement, there has not been and as of the Closing there will not have been:

(a)

any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company (as presently conducted and as presently proposed to be conducted);

(b)

any waiver by the Company of a valuable right or of a material debt owed to it;

(c)

any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except such a satisfaction, discharge or payment made in the ordinary course of business that is not material to the assets, properties, financial condition, operating results or business of the Company;

(d)

any material change or amendment to a material contract or arrangement by which the Company or any of its assets or properties is bound or subject, except for changes or amendments which are expressly provided for or disclosed in this Agreement;

(e)

any material change in any compensation arrangement or agreement with any present or prospective employee, contractor or director not approved by the Company's board of directors; or

(f)

to the Company's knowledge, any other event or condition of any character which would materially and adversely affect the assets, properties, financial condition, operating results or business of the Company.

2.21

ERISA Plans.  The Company does not have any Employee Pension Benefit Plan as defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended.

2.22

Insurance.  Promptly following the date of this Agreement, the Company will have in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties that might be damaged or destroyed.  The Company has previously delivered to the Investor true and complete copies of each insurance policy applicable to the Company or any of its assets.

2.23

Employee Matters.

(a)

Collective Bargaining.  The Company is not bound by or subject to any contract, commitment or arrangement with any labor union, and to the Company's best knowledge, no labor union has requested, sought or attempted to represent any employees, representatives or agents of the Company.  There is no strike or other labor dispute involving the Company pending nor, to the Company's best knowledge, threatened, nor is the Company aware of any labor organization activity involving its employees.

(b)

Employees and Consultants.  The Company is not aware that any officer or employee intends to terminate his or her employment with the Company, nor does the Company have any present intention to terminate the employment of any of its officers or employees.  Schedule 2.23 identifies all employees and consultants of the Company and the title, term (if other than at will) and compensation of each.

2.24

Environmental Matters.  Except as set forth on Schedule 2.24:

(a)

As used in this Agreement, "Hazardous Material" shall mean:  (i) any "hazardous substance" as now defined pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), 42 U.S.C. § 9601(14); (ii) any "pollutant or contaminant" as defined in 42 U.S.C. § 9601(33); (iii) any material now defined as "hazardous waste" pursuant to 40 C.F.R. Part 261; (iv) any petroleum, including crude oil and any fraction thereof; (v) natural or synthetic crude oil and any fraction thereof; (vi) natural or synthetic gas usable for fuel; (vii) any "hazardous chemical" as defined pursuant to 29 C.F.R. Part 1910; (viii) any asbestos, polychlorinated biphenyl ("PCB"), or isomer of dioxin, or any material or thing containing or composed of such substance or substances; (ix) any infectious organism or biological or medical waste; or (x) any other substance, regardless of physical form, that is subject to any Environmental Laws.

(b)

As used in this Agreement, "Environmental Laws" shall mean any statutes, regulations, requirements, orders, ordinances, rules of liability or standards of conduct of any foreign (to the extent applicable to the Company or to any real property leased or used by the Company or TOP (the "Real Property"), federal, state, local government, or common law relating to the protection of human health, plant life, animal life, natural resources, the environment or property from the presence in the environment of any solid, liquid, gas, odor or any form of energy, from whatever source, including, without limitation, any emissions, discharges, releases, or threatened releases of Hazardous Material into the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface or building structures), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, generation, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

(c)

The Company, Wright and Norris each have no knowledge of environmental conditions related to the Real Property, the business or assets of TOP or the business and other assets of the Company that could have a material adverse effect on the Company or the Business, including any such conditions relating to the use, treatment, storage, release or disposal of Hazardous Material.

(d)

The Company, Wright and Norris each have no knowledge of TOP’s having manufactured, processed, distributed, used, treated, stored, disposed of, transported or handled any Hazardous Material in a manner that could have a material adverse effect on the Company.

(e)

The Company, Wright and Norris each have no knowledge of any ambient air, surface water, groundwater or land contamination or contamination within building structures, within, under, originating from or relating to any Real Property or any other location related to the Real Property such that the contamination affects such other locations and none of such properties has been used for the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material in a manner that could have a material adverse effect on the Company.

(f)

To the best of the Company's knowledge, the Company has not any obligation or liability, known or unknown, matured or not matured, absolute or contingent, assessed or unassessed, imposed or based upon the failure to comply with any provision under any foreign, federal, state or local law, rule, or regulation or common law, or under any code, order, decree, judgment or injunction applicable to the Company and the Company has not received any notice, or request for information issued, promulgated, approved or entered thereunder, or under the common law, or any tort, nuisance or absolute liability theory, relating to public health or safety, worker health or safety, or pollution, damage to or protection of the environment, including, without limitation, the Environmental Laws, where such obligation or liability could have a material adverse effect on the Company.

(g)

To the best of the Company's knowledge, the Company possesses and is in compliance in all material respects with all permits, licenses, certificates, franchises and other authorizations relating to the Environmental Laws necessary to conduct its business or required by environmental regulations; provided, that for purposes of this sentence the phrase "material respects" shall mean, with regard to each occurrence, an amount in excess of $5,000 or $50,000 in the aggregate.

(h)

To the best of the Company's knowledge, no real property, site or facility (as defined in CERCLA, 42 U.S.C. § 9601(9)) of the Company is (i) listed or, to the best knowledge of the Company's knowledge, proposed for listing on the National Priority List or (ii) listed on the Comprehensive Environmental Response, Compensation, Liability Information System List promulgated pursuant to CERCLA, or any comparable list maintained by any foreign, state or local government authority.

2.25

Real Property Holding Corporation Status.  The Company does not own any real property or any interests therein.  Since its inception the Company has not been a "United States real property holding corporation," as defined in Section 897(c)(2) of the United States Internal Revenue Code (the “Code”), and in Section 1.897-2(b) of the Treasury Regulations issued thereunder (the "Regulations"), and the Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of the Regulations.

2.26

Interested Party Transactions.  Except as set forth in Schedule 2.26, no officer or director of the Company or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the 1933 Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Company any goods, property, technology, intellectual or other property rights or services; or (ii) any contract or agreement to which the Company is a party or by which it may be bound or affected.

2.27

Use of Proceeds.  The Company shall use the proceeds from the sale of the Purchased Shares for the general corporate purposes described in the Use of Proceeds summary attached to this agreement as Schedule 2.27.

2.28

Disclosure.   This Agreement and the Exhibits hereto (when read together) do not contain any untrue statement of a material fact and do not omit to state a material fact necessary to make the statements therein or herein not misleading.  The particular financial projections submitted to the Investor, based upon the investment in Purchased Shares covered hereby, fairly present its management's good faith estimates as of the date of this Agreement.

2.29

Tax Elections.   The Company has not elected pursuant to the Code, to be treated as an "S" corporation or a collapsible corporation pursuant to Section 341(f) or Section 1362(a) of the Code, nor has it made any other elections pursuant to the Code (other than elections which relate solely to matters of accounting, depreciation or amortization) which would have a material affect on the Company, its financial condition, its business as presently conducted or presently proposed to be conducted or any of its properties or material assets.

2.30

Stock Option Plan.  Within one hundred eighty (180) days after the Closing, the Company shall adopt and establish an Employee Stock Option Plan, in form and substance reasonably acceptable to the Investor and the Company.

2.31

Investor Option to Acquire the Wright Shares.  To induce Investor to acquire the Purchased Shares and to enter into this Agreement, the Investor and Wright have agreed that Wright shall be a director and the Chief Executive Officer of the Company and shall devote his full time efforts in promoting the success and growth of the Company, except Wright may devote reasonable efforts to winding down the affairs of WGS Capital, LLC provided that the amount of time and effort devoted by Wright to such matters shall not have a material negative impact on the growth and operations of the Company . As further consideration to the Investor to enter into this Agreement, Wright hereby provides to the Investor the right and option, but not the obligation, to acquire from Wright up to 600,000 of the Wright Shares (the “Wright Shares Option”), at a price of $0.0125 per share (the “Exercise Price”), if Wright, for any reason (including without limitation death, illness or other disability) ceases to be a full time employee of the Company, as follows: If (i) within, 180 days following the acquisition of TOP or the Business (the “TOP Acquisition”), the Investor may acquire 600,000 of the Wright Shares; (ii) more than 180 days following the TOP Acquisition but prior to the one year anniversary of the TOP Acquisition, the Investor may acquire 400,000 of the Wright Shares; and (iii) after the one year anniversary of the TOP Acquisition but before the end of the 90 day period following completion of an underwritten public offering of the Company’s common stock (the “IPO”), the Investor may acquire 200,000 of the Wright Shares, provided that if the IPO has not been completed 24 months following the date of this Agreement, the provisions of this paragraph shall terminate and be of no further force or effect. As additional inducement to the Investor to enter into this Agreement and to acquire the Purchased Shares, Wright agrees and covenants that for a period of 24 months from the date of this Agreement he shall not sell, transfer or convey any right title or interest in the Wright Shares (a “Wright Disposition”) to any other person except as may be expressly permitted under this Agreement. In the event of a proposed or attempted Wright Disposition, Wright shall deliver written notice to the Investor (the “Wright Disposition Notice”) and Investor shall have the right and option but not the obligation to purchase the Wright Shares or any portion thereof at the Exercise Price within 21 days following delivery of the Wright Disposition Notice. Any attempted Wright Disposition which does not comply with the provisions of this paragraph 2.31 shall be null, void and of no effect whatever.

2.32

Investor Option to Acquire the Norris Shares.  To induce Investor to acquire the Purchased Shares and to enter into this Agreement, the Investor and Norris have agreed that Norris shall use his best efforts on behalf of the Company to present gas gathering and gas pipeline opportunities for the Company that will generate during the period from January 15, 2004 to December 31, 2005 actual profitable gross revenue in the aggregate of not less than $2,000,000, exclusive of revenue that will be generated by the Company in connection with the TOP Acquisition and exclusive of revenue that may result from sources that have not been introduced to the Company by Norris (the “Norris Targeted Revenue”). As additional consideration to the Investor to enter into this Agreement, Norris hereby provides to the Investor the pro rata right and option, but not the obligation, to acquire from Norris up to 800,000 of the Norris Shares (the “Norris Shares Option”), at a price of $0.0125 per share (the “Exercise Price”) if and to the extent that Norris does not fulfill Norris Targeted Revenue. By way of illustration, if Norris is able to fulfill $1,000,000 of the Norris Targeted Revenue, the Investor shall have the right to acquire 400,000 of the Norris Shares for $5,000. As further consideration to the Investor to enter into this Agreement, should the Company suffer actual out-of-pocket losses related to any claim exceeding $200,000 (the “Excess”) arising out of the breach of any representation, warranty or covenant of TOP as seller of the Business then the Investor shall have the right and option, but not the obligation, , to acquire from Norris one of the Norris Shares at the Exercise Price for each dollar of the Excess. As further inducement to the Investor to enter into this Agreement and to acquire the Purchased Shares, Norris agrees and covenants that for a period of 24 months from the date of this Agreement he shall not sell, transfer or convey any right title or interest in the Norris Shares (a “Norris Disposition”) to any other person except as may be expressly permitted under this Agreement. In the event of a proposed or attempted Norris Disposition, Norris shall deliver written notice to the Investor (the “Norris Disposition Notice”) and Investor shall have the right and option but not the obligation to purchase the Norris Shares or any portion thereof at the Exercise Price within 21 days following delivery of the Norris Disposition Notice. Any attempted Norris Disposition which does not comply with the provisions of this paragraph 2.32 shall be null, void and of no effect whatever.

2.33

Escrow of the Wright Shares and of the Norris Shares.  To permit ready implementation of the rights granted to the Investor in paragraphs 2.31 and 2.32, the certificates evidencing the Wright Shares and the Norris Shares, together with separate executed blank stock powers or assignments signed by Wright and by Norris, shall be delivered to and be placed into escrow with Randall Gates, or if he is unwilling or unable to serve as escrow holder for any reason, then with another person or persons designated by a majority of the Board of Directors of the Company. Each Certificate for the Wright Shares and for the Norris Shares shall bear a legend satisfactory to counsel for the Investor reflecting the restrictions referred to or imposed by this Agreement.  No Wright Shares and no Norris Shares shall be transferred on the books of the Company except upon compliance with the restrictions on transfer contained in this Agreement. If (i) the Company sells substantially all its assets, or (ii) substantially all of its shares of capital stock is acquired by an unaffiliated person, or (iii) if voting control of the Company is acquired by an unaffiliated third person (any of the foregoing occurrences a “Change of Control Event”), the restrictions set forth herein regarding a Wright Disposition or a Norris Disposition shall terminate and Investor shall also thereupon relinquish all of its rights to the Wright Shares Option and to the Norris Shares Option. Promptly following a Change of Control Event escrow holder shall promptly return to Wright and to Norris their respective certificates evidencing the Wright Shares and the Norris Shares.

3.  REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS  OF INVESTOR.  The Investor hereby represents and warrants to, and agrees with, the Company that:

3.1

Authorization.   This Agreement constitutes the Investor's valid and legally binding obligation, enforceable in accordance with its terms except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.  The Investor represents that it has full power and authority to enter into this Agreement and the Related Agreements.

3.2

Purchase for Own Account.   Investor is acquiring the Purchased Shares for investment, for the Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the 1933 Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor may at any time distribute the Purchased Shares to its limited partners or members each of whom is an “accredited investor” within the meaning of the federal securities laws as set forth in paragraph 3.5 below.

3.3

Disclosure of Information.   The Investor has received or has had access to certain information it considers necessary or appropriate to make an informed investment decision with respect to the Purchased Shares.  The Investor further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Purchased Shares and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Investor or to which the Investor had access.  The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 2.

3.4

Investment Experience.  The Investor understands that the purchase of the Purchased Shares involves substantial risk.  The Investor: (i) has experience as an investor in securities of companies in the development stage and acknowledges that the Investor is able to fend for itself; (ii) can bear the economic risk of its investment in the Purchased Shares; and (iii) has such knowledge and experience in financial or business matters that the Investor is capable of evaluating the merits and risks of this investment in the Purchased Shares and protecting its own interests in connection with this investment.

3.5

Accredited Investor Status.   The Investor, including its general partner and each of its limited partners,  is an "accredited investor" within the meaning of Regulation D promulgated under the 1933 Act.

3.6

Restricted Securities.  The Investor understands that the Purchased Shares, and any Conversion Shares later acquired by the Investor are characterized as "restricted securities" under the 1933 Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the 1933 Act and applicable regulations thereunder such securities may be resold without registration under the 1933 Act only in certain limited circumstances.  In this connection, the Investor represents that the Investor is familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the 1933 Act.  The Investor understands that the Company is under no obligation to register any of the securities sold hereunder.  The Investor understands that no public market now exists for any of the Series A Stock or other securities of the Company and that it is uncertain whether a public market will ever exist for Series A Stock, the Conversion Shares or any other securities of the Company.

3.7

Further Limitations on Disposition.   Without in any way limiting the representations set forth above, the Investor further agrees not to make any disposition of all or any portion of the Purchased Shares or the Conversion Shares unless and until:

(a)

there is then in effect a registration statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)

(i) the Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and (ii) the Investor shall have furnished the Company, at the expense of the Investor or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the 1933 Act.

Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Series A Stock or Conversion Shares in compliance with SEC Rule 144 or Rule 144A; or (ii) for any transfer of any Series A Stock or Conversion Shares by the Investor to (a) a partner or member of the Investor, (b) a retired partner of the Investor who retires after the date hereof, (c) the estate of any partner or member of the Investor, or (iii) for the transfer by gift, will or intestate succession by any partner or member of the Investor to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section 3 (other than Section 3.5) to the same extent as if the transferee were the original Investor hereunder.

3.8

Legends.   It is understood that the certificates evidencing the Series A Stock and the Conversion Shares will bear the legends set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES.  THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.  INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.  THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

The legend set forth in (a) above shall be removed by the Company from any certificate evidencing Series A Stock or Conversion Shares upon delivery to the Company of an opinion by counsel, reasonably satisfactory to the Company, that a registration statement under the 1933 Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company issued the Series A Stock or Conversion Shares.

4.

CONDITIONS TO INVESTOR'S OBLIGATIONS AT CLOSING.   The obligations of the Investor under Section 1.2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, the waiver of which shall not be effective against the Investor if it does not consent to such waiver, which consent may be given by written, oral or telephone communication to the Company, its counsel or to counsel to the Investor:

4.1

Representations and Warranties True.  Each of the representations and warranties of the Company contained in Section 2 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

4.2

Performance.  The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

4.3

Articles Effective.   The Articles and the Certificate of Designation shall have been duly adopted by the Company by all necessary corporate action of its Board of Directors and shareholders, and shall have been duly filed with and accepted for record by the Secretary of State of the State of Nevada.

4.4

Compliance Certificate.   The Company shall have delivered to the Investor at the Closing a certificate signed on its behalf by its President, Chief Executive Officer, or Chief Financial Officer certifying that the conditions specified in Sections 4.1, 4.2 and 4.3 have been fulfilled and stating that there shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company not previously disclosed to the Investor in writing.

4.5

Securities Exemptions.   The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the 1933 Act, the qualification requirements of the Nevada, California or securities laws of other states and the registration and/or qualification requirements of all other applicable state securities laws.

4.6

Proceedings and Documents.   All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor and to the Investor's counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request.  Such documents shall include (but not be limited to) the following:

(a)

Certified Charter Documents.   A copy of the Articles, the Certificate of Designation and the Bylaws of the Company (as amended through the date of the Closing), certified by the Secretary of the Company as true and correct copies thereof as of the Closing.

(b)

Secretary's Incumbency Certificate.   A certificate of the Secretary or an Assistant Secretary or other officer of the Company certifying the names of the officers of the Company authorized to sign this Agreement, the certificates for the Purchased Shares, and the other documents, instruments or certificates to be delivered pursuant to this Agreement by the Company or any of its officers, together with the true signatures of such officers.

(c)

Corporate Actions.   A copy of the resolutions of the Board of Directors and, if required, the shareholders of the Company evidencing approval of the Articles, the Certificate of Designation and the Bylaws, the approval of this Agreement and the Related Agreements, the issuance of the Purchased Shares and the other matters contemplated hereby, certified by the Secretary of the Company to be true, complete and correct.

(d)

Good Standing Certificates.  The Company shall have delivered to the Investor, unless waived by Investor, a good standing certificate issued by the Secretary of State of the State of Nevada, dated within five (5) days of the Closing, with respect to the Company.

4.7

Bylaws.   The Bylaws of the Company shall be in the form previously presented to the Investor and shall that the authorized number of members of the Board of Directors of the Company shall be five (5) persons.

4.8

Board of Directors.  The directors of the Company shall be as set forth on Schedule 2.16(b) hereto.

4.9

No Material Change.  There shall have been no material adverse change, in the judgment of the Investor, in the business, affairs, prospects, operations, properties, assets or condition of the Company.

4. 10

Due Diligence.  The Investor shall have completed its due diligence review of the Company to its reasonable satisfaction.

4.11

Related Agreements.   The Company and the Investor shall have executed and delivered to each other the Related Agreements.

4.12

Strategic Business Development Guidelines.  The Company shall have delivered to the Investor a true and complete copy of its strategic business development guidelines, including projections through its fiscal year 2004, a copy of which is attached hereto as Schedule 4.12.

5.

CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING.   The obligations of the Company to the Investor under this Agreement are subject to the fulfillment or waiver on or before the Closing of each of the following conditions by the Investor:

5.1

Representations and Warranties.   The representations and warranties of the Investor contained in Section 3 shall be true and correct on the date of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

5.2

Payment of Purchase Price.   The Investor shall have delivered to the Company the Purchase Price in accordance with the provisions of Section 1.2.

5.3

Securities Exemptions.   The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the 1933 Act, the qualifications requirements of Nevada, California and Colorado securities law and the registration and/or qualification requirements of all other applicable state securities laws.

5.4

Proceedings and Documents.   All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

6.

MISCELLANEOUS.

6.1

Survival of Warranties.   The representations, warranties and covenants of the Company and the Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor, its counsel or the Company, as the case may be.

6.2

Successors and Assigns.   The terms and conditions

of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties to this Agreement.

6.3

Governing Law.   This Agreement shall be governed by and construed under the internal laws of the Commonwealth of Nevada, without reference to principles of conflict of laws or choice of laws.

6.4

Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.5

Headings.   The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.  All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.6

Notices.   Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed as follows:

If to the Investor at:

JMGG Partners Ltd

233 South Orange Grove Boulevard.

Pasadena California 91105

Attention: John P. McGrain

Facsimile:

with a copy not constituting

Resch Polster Alpert & Berger LLP

notice to:

10390 Santa Monica Boulevard, 4th Floor

Los Angeles, California 90025

Attention: Aaron A. Grunfeld

Facsimile: (310) 552-3209

or, in the case of the Company, at:

PRB TRANSPORTATION, INC.

600 Seventeenth Street, Suite 2800

Denver, Colorado 80202

Attention:  Robert W. Wright

Facsimile: (303) 454-3708

If to Wright:

Robert W. Wright

600 Seventeenth Street, Suite 2800

Denver, Colorado 80239

Facsimile: (303) 454-3708

with a copy not constituting

Frank F. Ober, Esq.

notice:

Brody, Wilkinson and Ober, P.C

2507 Post Road

Southport, CT 06890

Facsimile: (203) 254-1772

If to Norris:

Kevin Norris

621 Seventeenth Street, Suite 1140

Denver, Colorado 80293

Facsimile: (303) 298-7881

with a copy not constituting

Jeffrey J. Peterson, Esq.

notice:

Berenbaum, Weinshienk & Eason, P.C.

370 Seventeenth Street, 48th Floor

Denver, Colorado 80202

Facsimile: (303) 629-7610

or at such other address as any party or the Company may designate by giving ten (10) days advance written notice to all other parties.

6.7

No Finder's Fees.  Except as set forth on Schedule 6.7, each party represents that it neither is nor will be obligated for any finder's or broker's fee or commission in connection with this transaction.   The Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability) for which the Investor or any of its officers, partners, employees, or representatives is responsible.  The Company , Wright and Norris agree to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability) for which the Company or any of its officers, employees or representatives is responsible, including, without limitation, the fee set forth on Schedule 6.7.

6.8

Attorneys' Fees.  If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the Related Agreements, the Articles, the Certification of Designation or the Bylaws, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.9

Costs, Expenses.  The Company shall pay, or reimburse the Investor, for all costs and out-of-pocket expenses of the Investor incurred in connection with (i) the investor's due diligence performed in connection with its proposed investment in the Company; and (ii) the negotiation, preparation, execution and delivery of this Agreement and the other agreements herein contemplated (including without limitation, the fees and expenses of Resch Polster Alpert & Berger LLP, counsel to the Investor), such fees and expenses not to exceed $15,000 in connection with this Agreement.

6.10

Ongoing Expenses.  Following the Closing, any expenses incurred by the Investor or its representatives on behalf of the Company at its request, including reasonable expenses associated with attendance at meeting of the Board of Directors, shall be borne by the Company.  Without limiting the foregoing, the Company shall reimburse Investor of all reasonable legal, accounting and other professional or consulting fees incurred by the Investor at the direction of the Company.

6.11

Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor.

6.12

Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

6.13

Entire Agreement.  This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

6.14

Knowledge.  Whenever this Agreement refers to the "Knowledge of the Company," "Knowledge of the Investor" or a similar phrase, it refers to the actual collective knowledge, after due inquiry, of the directors and key management employees of such person.

6.15

Further Assurances.  From and after the date of this Agreement, upon the request of the Investor or the Company, the Company and the Investor shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

6.16

Adjustments for Stock Splits, Etc.  Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Series A Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

6.17

Mutual Drafting.  This Agreement is the result of the joint efforts of the Company and the Investor, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any party based on any presumption of that party's involvement in the drafting thereof.

                         IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date first above written.

THE COMPANY:

PRB TRANSPORTATION, INC.

 a Nevada corporation

By:

___________________________________

Robert W. Wright

President

THE INVESTOR:

JMGG Partners Ltd

a California limited partnership

By:

____________________________________

John P. McGrain

______________________________________

Robert W. Wright, Shareholder

_______________________________________

Kevin Norris, Shareholder

LIST OF SCHEDULES AND EXHIBITS

Exhibit A

-

Articles

Exhibit B

-

Certificate of Designation

Exhibit C

-

Bylaws

-

Schedule 2.1

-

Qualification Exceptions

Schedule 2.2(a)

-

Authorized and Outstanding Capital Stock

Schedule 2.2(b)

-

Options/Warrants

Schedule 2.9

-

Proprietary Assets

Schedule 2.11

-

Contracts

Schedule 2.16(a)

-

Board of Directors

Schedule 2.23

-

Employee Matters

Schedule 2.24

-

Environmental Matters

Schedule 2.26

Interested Party Transactions

Schedule 2.28

-

Use of Proceeds

Schedule 4.12

-

Business Development Guidelines

Schedule 6.7

-

Brokers or Finders

1

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